UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

VisionChina Media Inc.

(Name of Issuer)

Common Shares, par value US$0.0001 per share

(Title of Class of Securities)

92833U 10 31

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

1 This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 20 Common Share.

1	NAME OF REPORTING PERSON Limin Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 18,205,967 Common Shares
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 18,205,967 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,205,967 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.57%
12	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Front Lead Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 18,205,967 Common Shares
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 18,205,967 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,205,967 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.57%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Malte International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 18,205,967 Common Shares
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 18,205,967 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,205,967 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.57%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Li Liu Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 18,205,967 Common Shares
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 18,205,967 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,205,967 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.57%
12	TYPE OF REPORTING PERSON CO

ITEM 1(a).	NAME OF ISSUER:

VisionChina Media Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1/F Block No.7 Champs Elysees Nongyuan Road, Futian District Shenzhen 518040 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of (a) Limin Li, (b) Front Lead Investments Limited, (c) Malte International Holdings Limited and (d) Li Liu Family Trust. Front Lead Investments Limited is the record owner of 18,205,967 Common Shares of the Issuer. Malte International Holdings Limited is the sole beneficial owner and sole director of Front Lead Investments Limited. Malte International Holdings Limited is wholly owned by Li Liu Family Trust. The voting and investment decisions of Li Liu Family Trust are made by the investment committee of Li Liu Family Trust. Mr. Li is the settlor of the Li Liu Family Trust, and as of December 31, 2016, Mr. Li was the sole member of its investment committee. Mr. Li, Li Liu Family Trust and Malte International Holdings Limited may be deemed to be the beneficial owners of the Common Shares of the Issuer owned by Front Lead Investments Limited. Mr. Li, Front Lead Investments Limited, Malte International Holdings Limited and Li Liu Family Trust are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For Limin Li:

1/F Block No.7 Champs Elysees
Nongyuan Road, Futian District
Shenzhen 518040
People’s Republic of China

For Front Lead Investments Limited:

Offshore Incorporations Centre, P.O. Box 957,

Road Town, Tortola, British Virgin Islands

For Malte International Holdings Limited:

Woodbourne Hall,Road Town, Tortola, British Virgin Islands

For Li Liu Family Trust:

P.O. Box 71, Craigmuir Chambers

Road Town, Tortola

British Virgin Islands

ITEM 2(c)	CITIZENSHIP:

Mr. Li is a citizen of the People’s Republic of China.
Front Lead Investments Limited is a British Virgin Islands corporation.
Malte International Holdings Limited is a British Virgin Islands corporation.
Li Liu Family Trust is a trust established under the laws of the Cayman Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Shares

ITEM 2(e).	CUSIP NUMBER:

92833U 10 3

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Limin Li	18,205,967	17.57%		18,205,967		18,205,967
Front Lead Investments Limited	18,205,967	17.57%		18,205,967		18,205,967
Malte International Holdings Limited	18,205,967	17.57%		18,205,967		18,205,967
Li Liu Family Trust	18,205,967	17.57%		18,205,967		18,205,967

Front Lead Investments Limited is the record holder of 18,205,967 Common Shares of the Issuer. Malte International Holdings Limited is the sole beneficial owner and sole director of Front Lead Investments Limited. Malte International Holdings Limited is wholly owned by Li Liu Family Trust. The voting and investment decisions of Li Liu Family Trust are made by the investment committee of Li Liu Family Trust. Mr. Li is the settlor of the Li Liu Family Trust, and as of December 31, 2016, Mr. Li was the sole member of its investment committee. Mr. Li, Li Liu Family Trust and Malte International Holdings Limited may be deemed to be the beneficial owners of the Common Shares of the Issuer owned by Front Lead Investments Limited. Mr. Li, Front Lead Investments Limited, Malte International Holdings Limited and Li Liu Family Trust may also be deemed to be a group as defined in Rule 13d-5(b) under the Act, and each member of such group may be deemed to beneficially own the Common Shares beneficially owned by other members constituting such group.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The members of this group are set forth as reporting persons on Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2017

Limin Li

/s/ Limin Li
Limin Li

Front Lead Investments Limited

By:	/s/ David Ting
Name:	David Ting
Title:	Authorized Signatory of Front Lead Investments Limited, as sole director

By:	/s/ Ketten Li
Name:	Ketten Li
Title:	Authorized Signatory of Front Lead Investments Limited, as sole director

Malte International Holdings Limited

By:	/s/ David Ting
Name:	David Ting
Title:	Authorized Signatory of Malte International Holdings Limited

By:	/s/ Ketten Li
Name:	Ketten Li
Title:	Authorized Signatory of Malte International Holdings Limited

Li Liu Family Trust

By:	/s/ David Ting
Name:	David Ting
Title:	Authorized Signatory of HSBC International Trustee Limited, as Trustee

By:	/s/ Ketten Li
Name:	Ketten Li
Title:	Authorized Signatory of HSBC International Trustee Limited, as Trustee